Exhibit 99.1

PRF Technologies Files Its First Patent Application for Solar Plant Micro-
Climate Forecast Modeling Designed to Improve Energy Production
Forecast Accuracy

Patent filing follows acceptance into the NVIDIA Connect Program

Proprietary software targets weather forecast-driven revenue optimization, reduced penalty risk, and improved market performance for utility-scale solar assets

Tel Aviv – January 20, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) (formerly “PainReform”) today announced that it has filed a patent application covering proprietary methods for solar plant–level micro-climate modeling designed to significantly improve the accuracy of solar energy production forecasts in competitive electric utility markets.

The patent follows acceptance into the prestigious NVIDIA Connect Program and aims to protect core intellectual property underlying DeepSolar Predict, PRF Technologies’ solar forecasting software platform. The technology is designed to address a critical limitation in conventional solar forecasting: the reliance on regional or broad-area weather models that fail to capture the highly localized conditions that directly impact power output at individual solar plants.

By modeling micro-climate behavior unique to each solar installation, the patented approach aims to enable more precise short-term and intraday production forecasts that reflect real operating conditions rather than broad regional averages. The system continuously adapts to localized environmental dynamics, allowing forecasts to evolve in real time as conditions change.

Improved forecast accuracy has direct commercial implications for solar asset owners, operators, and energy market participants. More reliable production estimates can potentially support stronger positioning in day-ahead and intraday electricity markets, reduce financial penalties from forecast errors, enhance revenue capture during favorable pricing conditions, and improve operational decision-making across plant control and energy management systems.

“In today’s competitive energy markets, forecasting accuracy directly impacts revenue, risk management, and asset performance,” said Ehud Geller, Chairman and Interim Chief Executive Officer of PRF Technologies. “This patent application represents an important step in protecting our ability to convert highly localized weather behavior into actionable production intelligence that supports smarter market participation and improved economic outcomes for solar assets.”

PRF Technologies believes that, upon commercialization, DeepSolar Predict can help utility-scale solar operators and energy traders optimize dispatch decisions, improve risk management, and enhance the overall financial performance of solar plants, particularly in markets where pricing volatility and imbalance penalties materially affect returns.

The patent filing further strengthens PRF Technologies’ growing portfolio of energy-focused intellectual property and supports the Company’s strategy to expand its presence in the rapidly growing global market for data-driven renewable energy optimization solutions.

About DeepSolar

DeepSolar develops advanced digital-asset-management technologies for utility-scale solar plants. Its AI-driven algorithms transform complex operational data into actionable insights—detecting issues, forecasting production, and improving decision-making to maximize asset performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program (#NVIDIAConnect), supporting continued innovation in AI-powered renewable-energy solutions.

About PRF Technologies

PRF Technologies Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the potential benefits that DeepSolar Predict may derive upon commercialization. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com